[Letterhead of Wachtell, Lipton, Rosen & Katz]

February 27, 2020

VIA EDGAR AND FEDERAL EXPRESS

Mr. Joshua Shainess

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549-7010

Re:	TEGNA Inc.

Definitive Additional Materials on Schedule 14A

Filed January 21, 2020

Response dated February 18, 2020

File No. 001-06961

Dear Mr. Shainess,

On behalf of our client, TEGNA Inc. (“TEGNA” or the “Company”), we are providing the Company’s response to the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated February 20, 2020 with respect to the Company’s Definitive Soliciting Materials on Schedule 14A filed January 21, 2020 (File No. 001-06961). For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold, followed by the Company’s response.

1.

We note your response to prior comment 4. Notwithstanding the fact that TEGNA may continue to assert the existence of any conflicts of interest with regard to Mr. Kim and Standard General, we believe disclosure of Standard General’s commitment not to make any new investment in TV stations without first offering the opportunity to TEGNA is required in order to provide proper context. In future filings, please include this additional background disclosure where reference is made to conflicts of interest.

Response: The Company acknowledges the Staff’s comment regarding proper context. However, the Company respectfully submits, and strongly believes, that to require it to repeat Standard General’s purported “commitment” regarding new TV investment would be to require the Company to repeat a highly misleading statement. We raise the following key points:

As noted in our prior letter, Mr. Kim’s commitment does not address the conflict the Company has cited. The Company believes the conflict exists specifically through Standard General’s and Mr. Kim’s connection to Standard Media and Mediaco, not through Standard General’s investments through other portfolio

Mr. Joshua Shainess

February 27, 2020

companies. To that end, we have cited the investments and ambitions only of Standard Media and Mediaco in the Company’s letter to shareholders, dated January 21, 2020 (the “January 21 Letter”).1

As far as the Company can tell, Mr. Kim has—and at the time of Standard General’s letter to TEGNA shareholders, dated January 16, 2020 (the “January 16 Letter”) had—no authority to make any legally binding commitments on behalf of Standard Media and Mediaco. In fact, the January 16 Letter states “in our discussions with TEGNA, we committed not to make any new investment in TV stations without first offering the opportunity to TEGNA” (emphasis added). These references to “our” and “we” are references to Mr. Kim’s hedge fund, Standard General, on whose behalf he signed the January 16 Letter and in which capacity he had the referenced discussion. But as noted above, the Company did not assert any conflicts directly with Standard General, but only through Mr. Kim’s connection with Standard Media and Mediaco. And he never once asserted in discussions with the Company, nor did he say in the January 16 Letter, that those other entities—Standard Media and Mediaco—were similarly offering to forego investment opportunities.2

Since Mr. Kim’s connections with Standard Media and Mediaco are the entire source of the conflict the Company described, we do not believe it would be appropriate – or accurate – to repeat Mr. Kim’s statement in future filings, which misleadingly suggests that he has waived investment opportunities on behalf of the other entities. That is simply wrong.

We have also pointed out in our prior response letter to the Staff, dated February 18, 2020, that the commitments, even if they had been made on behalf of those other two entities, are not sufficient to rebut the Board’s conflicts determination under its Ethics Policy. We noted that, in the January 21 Letter, we specifically explained to shareholders the reasoning for the Board’s conflicts determination by saying the following: “We believe that it is highly inappropriate for another industry operator to have access to TEGNA’s proprietary information, including our M&A pipeline, product development plans, R&D efforts, and partnership and

[1]

For instance, the January 21 Letter states clearly, “Mr. Kim’s investments in and significant influence over Standard Media Group and Mediaco Holding—two budding competitors in the broadcast space—are concerning due to serious conflicts that we believe he has with TEGNA’s business,” and then presents two columns—one for each of Standard Media and Mediaco Holding—specifying the source of the conflict.

[2]

To be clear, Standard Media and Mediaco are not companies that are fully owned and controlled by Mr. Kim or Standard General. Deborah McDermott wholly owns the entity which owns all the outstanding equity interest in Standard Media, according to information provided to the Company by Ms. McDermott in her capacity as a Standard General nominee. Mediaco has a 9.5% investor, according to the Schedule 13G filed by Catalysis Partners, LLC, dated February 6, 2020.

Mr. Joshua Shainess

February 27, 2020

affiliation strategies.” That is far broader than new TV investments. We believe that when a company explains its specific reasoning to shareholders, that is sufficient disclosure and is not misleading. Mr. Kim is welcome to question the Company’s logic, but he should be making that case, not the Company.

Forcing the Company to append a misleading statement made by a proxy contest opponent would be highly inappropriate. Opponents in a proxy contest do not repeat each other’s arguments and words, even when they are not misleading as they are here. Mr. Kim has asserted multiple arguments against our conflicts determination (in fact, his first argument, set forth in the January 16 Letter, is that an investment in a woman and minority-owned startup with $10 million of annual cash flow is not a conflict). It would be highly inappropriate to be required to repeat any of the arguments he has made, just as it would be inappropriate for Mr. Kim to have to repeat any of our arguments. We each disagree with the other’s reasoning and words, and that is why the best vehicle for delivering the arguments is the person making the argument.

For the foregoing reasons, we respectfully ask the Staff to allow both sides to explain their views on conflicts, so long as those explanations themselves are not misleading. We believe that the commitment Mr. Kim made is highly misleading and relates to the wrong entity. Asking the Company to repeat it in future filings would have the opposite of the intended effect—it would create a very misleading impression among shareholders.

The Company would be willing to commit that when it refers to conflicts relating to Mr. Kim, it will note that such statements reflect a belief or view of the Board (we can also note that the Board has reached this determination under its Ethics Policy) and where the context allows, give the basis for that determination (i.e., its belief that “[i]t is highly inappropriate for another industry operator to have access to TEGNA’s proprietary information, including our M&A pipeline, product development plans, R&D efforts, and partnership and affiliation strategies”). We believe that doing so makes the basis for the Company’s statement clear without adding what it genuinely believes to be a misleading statement that would confuse and mislead shareholders.

*                 *                 *

Mr. Joshua Shainess

February 27, 2020

If you have any questions or wish to discuss this matter, please do not hesitate to contact the undersigned at (212) 403-1393 or IKirman@wlrk.com.

Very truly yours,

/s/ Igor Kirman

Igor Kirman

cc:	Sabastian V. Niles, Wachtell, Lipton, Rosen & Katz

Akin Harrison, TEGNA Inc.